Date:   March 28, 2001




To the board of dicrectors of 2U Online.com, Inc.




Please accept, effective immediately, this letter as confirmation of my resgination as both an officer and director of 2U Online.com, Inc., and it's wholly owned subsidiary Cardstake.com Enterprises Ltd.

Sincerely,

/s/ Jack Sha
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Jack Sha